SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2002

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]          Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [_]               No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2002	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner ————————————

9 April 2002

Reuters: Instinet Management Changes

London – Reuters subsidiary Instinet has today published a statement (see below) announcing a series of management changes, including the resignation of Chief Executive Officer Doug Atkin, with immediate effect. Reuters has an 83% shareholding in Instinet.

Tom Glocer, Reuters Chief Executive, commenting on Instinet’s statement, said: “My colleagues and I are working closely with Instinet in its drive to maximize the value of its franchise and improve its operating performance. We have confidence in Instinet’s future and fully support the management team. Doug Atkin has made a great contribution to the growth of Instinet over the past 18 years and we wish him well.”

Instinet statement:

INSTINET ANNOUNCES MANAGEMENT CHANGES
CEO DOUG ATKIN RESIGNS

New York, April 9, 2002 – Instinet Group Incorporated (Nasdaq: INET) announced today that Douglas M. Atkin, President and Chief Executive Officer, is leaving the Company to pursue other business interests.

André F.H. Villeneuve, Chairman of Instinet’s Board of Directors, said, “We wish to thank Doug for his many years of excellent and dedicated service to Instinet and for the immense contribution he has made to growing the Company’s business. His extraordinary vision and knowledge have helped place Instinet at the forefront of U.S. and international securities markets, and his positive influence on making markets more efficient has benefited investors globally. The Board is committed to ensuring that Instinet continues to build on that leading position. Our priorities are to deliver enhanced performance to our customers, execute on our plan to improve profitability and play an important role in the ongoing development of the securities markets.”

Mark Nienstedt, currently Chief Financial Officer, has been appointed to serve as acting President and Chief Executive Officer. Jean-Marc Bouhelier, currently Executive Vice President in charge of Instinet’s U.S. Institutional and Professional Business, has been appointed Chief Operating Officer. Mr. Villeneuve added, “Mark Nienstedt and Jean-Marc Bouhelier are capable leaders with substantial industry experience. With the full backing of the Board, they will head ongoing efforts to build Instinet’s business and improve the Company’s profitability.”

“I have enjoyed immensely my time at Instinet but I want to move on and focus on other interests, including my board position at ClickIQ Incorporated,” said Atkin. “I applaud the entire Instinet team for developing the company from a small up-start into its leadership position in the global brokerage and ECN business. I have tremendous confidence that, under Mark and Jean-Marc’s leadership, Instinet’s position will only get stronger.”

Kenneth K. Marshall, Chief Operating Officer, has decided to use this opportunity to retire. However, at the request of the Chairman, Mr. Marshall has agreed to serve until year-end as a special consultant to the Board and Mr. Nienstedt. “We are pleased that we will continue to benefit from Ken Marshall’s experience during his consultancy period,“said Villeneuve.

Mark Nienstedt has been Executive Vice President and Chief Financial Officer since 1999. Beginning in 1995, he was Chief Operating Officer of Instinet International Limited, based in London. Mr. Nienstedt joined Instinet in 1985. Prior to joining Instinet in June 2000, Jean-Marc Bouhelier was Global Equity Chief Technology Officer at Merrill Lynch. He has held a variety of senior management positions in New York, London and Paris.

Acting at a special meeting today, the Board appointed a committee to assist with the management transition. Chaired by Mr. Villeneuve, the committee will include Board members Jack Bogle and Ian Strachan. Mr. Bogle serves as an independent Director of Instinet and is President of the Bogle Financial Markets Research Center and founder of The Vanguard Group. He also serves as a Director of Nekema.com, Inc. Mr. Strachan is a member of Instinet’s Board and chairs the Board’s Compensation and Audit Committees. He has also been a Director of Reuters Group PLC since May 2000 and is a Director of Transocean Sedco Forex Inc., Harsco Corporation and Johnson Matthey plc.

As previously announced, Instinet will release first quarter 2002 earnings on April 18. Mark Nienstedt will host a conference call that day to discuss these results with the investment community.

About Instinet

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. Unlike most traditional broker-dealers, we act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale. For more information, please go to www.instinet.com.

###

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

© 2002 Instinet Corporation and its affiliated companies. All rights reserved. INSTINET and the INSTINET Mark are service marks in the United States and in other countries throughout the world. Approved for distribution in the UK by Instinet Europe Limited, which is regulated by the FSA and a member of the LSE. Instinet Europe Limited and Instinet Corporation (member NASD/SIPC) are subsidiaries of Instinet Group Incorporated.

This news release may be deemed to include forward-looking statements relating to Instinet. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Instinet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, under the heading ‘Certain Factors that May Affect Our Business’, and other documents filed with the SEC and available on the Company’s web site. Certain information regarding Nasdaq trading volumes is also included in the Form 10-K and on the Company’s web site.

End

Contact:

Nancy Bobrowitz/Felicia Cosby Reuters Corporate Communications - USA	Tel: +1 646-223-5220/5223
nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

Miriam McKay/Adrian Duffield Reuters Corporate Communications - UK	Tel: +44 (0) 20 7542 7057/4728
miriam.mckay@reuters.com or adrian.duffield@reuters.com

Harlan Flint/Calvin Mitchell Instinet Investor/Corporate Relations - USA	Tel: +1 212 310 7264/7520
harlan.flint@instinet.com/calvin.mitchell@instinet.com

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report for the year to 31 December 2001 under the heading ‘Risk Factors’. Copies of the Annual Report are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

22 April 2002

REUTERS GROUP FIRST QUARTER TRADING STATEMENT

London – Reuters Group revenue for the first quarter of 2002 declined 6% to £912 million (US$1,296 million) from £970 million (US$1,377 million) for the comparable period in 2001.

Excluding Instinet, Reuters revenue rose by 5% to £762 million (US$1,083 million). Instinet, which is 83% owned by Reuters Group, saw revenue decline by 39% to £153 million (US$217 million) in the first quarter from the equivalent quarter last year when market volumes were at all time record levels.

Underlying revenue, which excludes the impact of acquisitions, disposals and currency movements, declined 13% for the Group as a whole. Underlying revenue from Instinet was down 42% and underlying revenue from Reuters was down 2%.

Tom Glocer, Reuters Group Chief Executive, commented: “Our first quarter revenue reflects the performance of the Reuters customer segments in line with our expectations and significantly reduced revenues in Instinet. Despite challenging market conditions, we remain focused on margin enhancement at Reuters, with a 12% operating target in 2002. We are actively supporting Instinet’s plan to address its market position and profitability through new product roll-out, technology upgrades and substantial cost reductions. We are pleased with the early results of this plan.”

Reuters (excluding Instinet)

Revenue by type

Recurring revenue from subscription products rose 4% to £701 million (US$996 million) and on an underlying basis declined by 1%. Positive contributions from Bridge and 3000Xtra offset declines in recurring revenues from Dealing products.

Usage revenue from Reuters transaction products rose by 108% to £33 million (US$47 million), reflecting the inclusion of Bridge Trading. On an underlying basis, usage revenue declined by 3% due to lower foreign exchange transaction volumes. Since coming under Reuters ownership, Bridge Trading has performed ahead of expectations with first quarter revenues growing 30% over the equivalent period last year.

Outright revenue from the solutions and consulting businesses was £28 million (US$40 million) in the first quarter compared to £36 million (US$51 million) in the first quarter of 2001. This performance reflects the slowdown in IT investment that first became evident in the second half of 2001 and is consistent with a 2002 sales pipeline weighted towards the second half of the year.

Revenue by Customer Segment

Revenue from Investment Banking and Brokerage was £219 million (US$312 million), an increase of 10% over the first quarter last year. Asset Management’s revenue increased by 13% to £170 million (US$242 million). Both these increases reflect the inclusion of the Bridge businesses. On an underlying basis, revenues from these segments declined by 7% and 3% respectively. Underlying performance in both segments was impacted by the reduced once-off solutions spend.

Revenue from Treasury held steady at £258 million (US$366 million), with a notable revenue increase from Reuters 3000Xtra upgrades offsetting the continued decline in Dealing positions.

Revenue from Corporates and Media was relatively flat in overall terms at £115 million (US$163 million) when compared with the same quarter last year. After adjusting for closures and disposals, underlying revenues grew 3%, reflecting the increased appetite for international news.

Instinet

Instinet’s first quarter revenue fell to £153 million (US$217 million), down 39% from £250 million (US$355 million) in 2001, reflecting the difficult operating environment. In the first quarter of 2002, average Nasdaq daily volumes were 1.8 billion compared to 2.1 billion in the same period last year. Instinet has announced steps to compete more aggressively for trading volumes and believes that these measures will stimulate growth in its Nasdaq liquidity pool and contribute to revenue improvement in the second half of the year.

As announced separately on 18 April, Instinet’s revenue decline has resulted in a net loss of US$35 million for the first quarter as reported under US GAAP. Excluding restructuring costs, goodwill impairment charges and write-downs of investments, the operating loss in the first quarter was US$3 million, in line with expectations.

Instinet is vigorously pursuing a cost-reduction programme and has announced it will close its fixed income business. As previously announced by Instinet, the cost-reduction programme is expected to deliver annualised savings of at least £85 million (US$120 million) at a once off cost of some £39 million (US$55 million).

Prospects for the year

Reuters expects subscription revenue in 2002 to grow, reflecting the inclusion of the acquired Bridge businesses. In line with the forecast made in February, underlying subscription revenue is expected to decline by between 2% and 3% in the first half of 2002. Reuters sees no near-term turnaround in the depressed conditions affecting its financial services customers and, as a consequence, the rate of decline in the second half of the year is currently anticipated to be approximately 5% to 6%.

The overall pipeline for outright/solutions sales remains healthy and Reuters continues to anticipate good growth in these revenues. However, the 2002 pipeline continues to be weighted towards the second half of the year and the precise timing of the conversion of these sales to revenue remains difficult to predict.

Reuters currently expects that normalised operating margins, excluding Instinet, will improve from 7% in 2001 to its previously stated target of approximately 12% in the current year.

End

Contacts

Investors - UK Miriam McKay miriam.mckay@reuters.com	Tel: +44 (0) 20 7542 7057

Press - UK Peter Thomas/Adrian Duffield	Tel: +44 (0) 20 7542 4890/4728
peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Investors and press - USA Nancy Bobrowitz/Felicia Cosby	Tel: +1 646-223-5220/5223
nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

Note to editors

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, corporates and individuals. Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity. Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.

Reuters has over 19,000 staff in 97 countries, including some 2,500 editorial staff in 230 bureaux serving approximately 150 countries, making Reuters the world’s largest international multimedia news agency. In 2001, Reuters had revenues of £3.9 billion.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year to 31 December 2001 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

REUTERS GROUP REVENUE ANALYSIS — THREE MONTHS TO 31 MARCH 2002

	Three Months to 31 March		% Change		Three Months to 31 March		Year to 31 December
	2002	2001			2002	2001	2001	2001
	£m	£m	Actual	Underlying	US$m	US$m	£m	US$m
Reuters Group Revenue summary
Reuters	762	723	5%	(2%)	1,083	1,026	3,042	4,320
Instinet	153	250	(39%)	(42%)	217	355	854	1,212

	915	973	(6%)	(13%)	1,300	1,381	3,896	5,532

Share of joint ventures revenue	27	25	5%	4%	38	36	105	149
Intra group revenue	(3)	(3)	(6%)	(8%)	(4)	(4)	(11)	(15)

Gross revenue	939	995	(6%)	(12%)	1,334	1,413	3,990	5,666

Less share of joint ventures revenue	(27)	(25)	5%	4%	(38)	(36)	(105)	(149)

Group revenue	912	970	(6%)	(13%)	1,296	1,377	3,885	5,517

Reuters
Revenue analysis by type
Recurring	701	671	4%	(1%)	996	953	2,735	3,884
Usage	33	16	108%	(3%)	47	22	92	131
Outright	28	36	(20%)	(19%)	40	51	215	305

Reuters revenue	762	723	5%	(2%)	1,083	1,026	3,042	4,320

Revenue analysis by segment
Investment Banking and Brokerage	219	199	10%	(7%)	312	283	839	1,192
Asset Management	170	151	13%	(3%)	242	214	663	942
Treasury	258	258	0%	0%	366	366	1,058	1,502
Corporates and Media	115	115	0%	3%	163	163	482	684

Reuters revenue	762	723	5%	(2%)	1,083	1,026	3,042	4,320

Note: Share of joint ventures revenue excludes amounts invoiced to Radianz